GREENLEAF FOREST PRODUTS, INC.

1611 Gate Creek Drive

Pearland, TX 77581

January 24, 2007

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

Company:

Greenleaf Forest Products, Inc.

Form:

SB2/A2 Registration Statement

File No.:

File No.: 333-137920

Dear Sir and/or Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (file pursuant to Form SB-2) to January 31, 2007 at 10:30 a.m., or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge that:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve Greenleaf Forest Products, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

•

Greenleaf Forest Products, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GREENLEAF FOREST PRODUCTS, INC.

/s/ Michelle Maresova_________

Michelle Maresova, President